PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 7. Financial Statements

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2016

Legion M Entertainment, Inc.

To the Board of Directors of

Legion M Entertainment, Inc.

Emeryville, California

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Legion M Entertainment, Inc., which comprise the balance sheet as of December 31, 2016, and the related statements of operations, changes in stockholders’ equity, and cash flows for the period from March 4, 2016 (inception) to December 31, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legion M Entertainment, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the period from March 4, 2016 (inception) to December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained a net loss of $1,272,622 in the period ended December 31, 2016, and has an accumulated deficit of $1,272,622 as of December 31, 2016. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado

June 14, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Legion M Entertainment, Inc.
Balance Sheet
As of December 31, 2016

ASSETS
Current assets:
Cash	$638,309
Accounts receivable	1,000
Inventory	8,432
Prepaid expenses	10,000
Total current assets	657,741

Property and equipment, net	36,548
TOTAL ASSETS	$694,289

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$100,081
Note payable to related party	8,374
Total current liabilities	108,455
Total liabilities	108,455

Stockholders' equity:
Class A common stock, $0.0001 par, 17,000,000 authorized, 170,503 issued and outstanding at December 31, 2016	17
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,643,688 issued and outstanding, 584,104 vested at December 31, 2016	165
Additional paid-in capital	1,858,274
Accumulated deficit	(1,272,622)
Total stockholders' equity	585,834

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$694,289

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statement of Operations
For the period from March 4, 2016 (inception) to December 31, 2016

Revenue	$23,096
Cost of goods sold	16,684
Gross profit	6,412

Operating expenses:
Compensation and benefits	456,547
Sales and marketing	240,228
Independent contractors	185,964
Professional fees	89,645
Travel expenses	86,357
General and administrative	21,047
Depreciation	6,003
Total operating expenses	1,085,791
Loss from operations	(1,079,379)

Other expenses:
Interest expense	10,988
Interest expense - convertible note discount	182,255
Total other expenses	193,243
Net loss	$(1,272,622)

Weighted average common shares:
Basic and Diluted	1,596,578

Earnings per share:
Basic and Diluted	$(0.80)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statement of Changes in Stockholders’ Equity
For the period from March 4, 2016 (inception) to December 31, 2016

	Class A Common Stock		Class B Common Stock		Additional		Total
	Number of Shares	Amount	Number of Shares	Amount	Paid- in Capital	Accumulated Deficit	Stockholders' Equity

Balance at March 4, 2016 (inception)	-	$-	-	$-	$-	$-	$-

Common Stock Issuances:
Class A ($0.0001 par, $7.00 issue)	170,503	17	-	-	1,193,504	-	1,193,521
Class B ($0.0001 par, $0.0001 issue)	-	-	50,000	5	-	-	5
Class B ($0.0001 par, $0.001 issue)	-	-	1,496,040	150	1,346	-	1,496
Conversion of Notes Payable:
$4.90 Conversion	-	-	86,788	9	425,253	-	425,262
$7.00 Conversion	-	-	10,860	1	76,019	-	76,020
Discount on Conversion of Convertible Notes Payable	-	-	-	-	182,255	-	182,255
Stock Based Compensation	-	-	-	-	118,706	-	118,706
Fair value of warrants	-	-	-	-	62,920	-	62,920
Offering Costs	-	-	-	-	(201,729)	-	(201,729)
Net Loss	-	-	-	-	-	(1,272,622)	(1,272,622)
Balance at December 31, 2016	170,503	$17	1,643,688	$165	$1,858,274	$(1,272,622)	$585,834

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statement of Cash Flows
For the period from March 4, 2016 (inception) to December 31, 2016

Cash Flows From Operating Activities
Net loss	$(1,272,622)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	6,003
Stock compensation expense	118,706
Fair Value of warrants issued for marketing services	62,920
Interest on convertible notes payable	6,983
Discount on conversion of convertible notes payable	182,255
Changes in operating assets and liabilities:
Increase in accounts receivable	(1,000)
Increase in inventory	(8,432)
Increase in prepaid expenses	(10,000)
Increase in accounts payable and accrued expenses	100,081
Net Cash Used In Operating Activities	(815,106)

Cash Flows From Investing Activities
Purchase of Property and Equipment	(42,551)
Net Cash Used in Investing Activities	(42,551)

Cash Flows From Financing Activities
Proceeds From Issuance of Class A Common Stock	1,193,521
Proceeds From Issuance of Class B Common Stock	1,501
Offering Costs	(201,729)
Proceeds From Convertible Notes Issuances	494,299
Proceeds From Note Payable to Related Party	33,000
Principal Payments on Note Payable to Related Party	(24,626)
Net Cash Provided by Financing Activities	1,495,966

Net Change in Cash	638,309

Cash at Beginning of Period	-
Cash at End of Period	$638,309

Supplemental Disclosure of Cash Flow Information
Cash Paid for Interest	$4,005

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of Convertible Notes Payable	$501,282

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and for the period from March 4, 2016 (inception) to December 31, 2016

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company is working with Hollywood creators and producers to develop and monetize content together with the fans. The Company’s mission is to empower creators to push the boundaries, and empower fans to be a part of the content they love.  The Company intends to develop a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

As of December 31, 2016, the Company has not generated significant revenue from principal operations. The Company’s activities since inception have consisted of formation activities, R&D, raising seed-round capital, business development, developing the initial slate of projects, establishing the early Legion M community and culture, marketing for principal operations and to establish Legion M as a credible player in the industry, infrastructure development to support the community, and preparations to raise the next round of capital. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is still ramping up and therefore has not generated material revenue from principal operations, has generated a small amount of revenue from merchandise sales, has no profit since inception, and has sustained a net loss of $1,272,622 for the period ended December 31, 2016. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and for the period from March 4, 2016 (inception) to December 31, 2016

Restatements to Previously Issued Financial Statements

The 2016 financial statements were previously issued in conjunction with a filing with the Securities and Exchange Commission under Form 1-A on February 17, 2017. These financial statements have been restated to accrue additional expenses, correct stock compensation expense, and correct the classification of certain expenses, including: compensation and benefits, professional fees, general and administrative, independent contractor, sales and marketing, and offering costs. Collectively, these restatements increased the net loss by $28,179 on the Statement of Operations, increased liabilities by $6,491 on the Balance Sheet, increased stock-based compensation by $42,233 on the Statement of Changes in Stockholders’ Equity, increased offering costs by $20,546 on the Statement of Changes in Stockholders’ Equity, and resulted in commensurate changes in the Statement of Cash Flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. The cash balance as of December 31, 2016 exceeds the FDIC insured limits by $388,191.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  Accounts receivable are minor and no associated allowances for doubtful accounts is established as of December 31, 2016.

Inventory

Inventories are comprised of t-shirts and lapel pins used for sales or marketing. Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. As of December 31, 2016, no assets were impaired. Property and equipment additions totaled $42,551 and depreciation expense totaled $6,003 for the period ended December 31, 2016.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and for the period from March 4, 2016 (inception) to December 31, 2016

	Auto	Computers	Total
Original Cost	$36,806	$5,745	$42,551
Accumulated Depreciation	(5,331)	(673)	(6,003)
Book Value	$31,475	$5,072	$36,548
Useful Lives (months)	60	36	57

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Approximately $23,000 of revenue has been recognized as of December 31, 2016. This revenue was primarily driven by branded merchandise retail sales. While not intended to be the primary driver of revenue for the Company, these retail sales have always been expected to be one of the Company's lines of business.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and for the period from March 4, 2016 (inception) to December 31, 2016

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. As discussed in Note 7, certain expenses totaling $101,992 were incurred prior to the Company’s inception and are recognized in these financial statements as being incurred effective on the inception date.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. The Company anticipates significant offering costs in connection with the proposed offering. Offering costs of $201,729 were incurred during the period ended December 31, 2016.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and for the period from March 4, 2016 (inception) to December 31, 2016

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years, though given the Company’s 2016 inception date no tax returns have been filed to date. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2016, the Company had total taxable net operating loss carryforwards of approximately $997,718. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive a net tax asset of approximately $480,845. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2016. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of December 31, 2016.

Federal income tax rate	34.00%
State income tax rate, net of federal benefit	5.80%
Valuation allowance	-39.8%
Effective tax rate	0%

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and for the period from March 4, 2016 (inception) to December 31, 2016

Deferred tax assets:
Stock based compensation	$47,245
Organizational costs	36,508
Net operating loss carryforward	397,092
Net deferred tax assets	480,845
Less: Valuation allowance	(480,845)
Net deferred tax asset	$-

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended December 31, 2016, the Company recognized no interest and penalties.

The Company files U.S. federal and California state income tax returns. Since the Company was formed on March 4, 2016, no such returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2016, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: CONVERTIBLE NOTES PAYABLE

The Company issued convertible notes payable between March 31, 2016 and August 14, 2016 with aggregate principal amounts of $494,299. The majority of the notes accrued simple interest at 5% per annum through the maturity date. The notes were set to mature on April 1, 2018, at which time, and any time thereafter, principal and accrued interest are payable at the Company’s election or on demand by the note holder. The notes were a general unsecured obligation of the Company. Interest accrued during the inception period on one of the notes was included in the principal amount of the note and the associated expense was recorded by the Company as interest expense for the period the note was held in the name of the related party. Prior to this convertible note being issued, the note holder made a loan to a related party to fund development activities, as discussed in Note 7. On March 31, 2016 this convertible note was issued directly with the Company replacing the previous note to the related party and was recorded as a convertible note on the Company’s Balance Sheet.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and for the period from March 4, 2016 (inception) to December 31, 2016

On August 14, 2016, the date of closing of the Regulation Crowdfunding offering, all convertible notes, inclusive of accrued and unpaid interest totaling $501,281 in aggregate, were converted to 97,648 shares of Class B Common Stock. Of those, 10,860 were converted at $7.00 per share and 86,788 were converted at $4.90 per share, representing a 30% discount. The discount from the intrinsic value of the convertible notes’ beneficial conversion features totaling $182,255 was recognized to interest expense and additional paid-in capital on the conversion date as the conversion was simultaneous with resolution of the contingent event triggering convertibility. As of December 31, 2016, there are no convertible notes payable or related accrued interest payable outstanding.

NOTE 5: STOCKHOLDERS’ EQUITY

On April 12, 2016, the Company’s Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the year ended December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2016, 584,104 of the total outstanding Class B Common Stock have vested and the unvested shares vest over a weighted average period of 2.7 years.

Additionally, as discussed in Note 4, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion. As of December 31, 2016, 584,104 shares Class B Common Stock have vested.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A common stock. The offering price for this offering was $7.00 per share.

The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A common stock. The offering price for this offering was $7.00 per share.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and for the period from March 4, 2016 (inception) to December 31, 2016

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of December 31, 2016, there are 534,188 options available for issuance.

As of December 31, 2016, the Company issued as compensation 219,772 options to purchase Class B Common Stock under the Plan.

Grant date	April 12, 2016	October 19, 2016	Weighted Average
Options granted	59,000	160,772	219,772
Options forfeited or exercised	0	0	0
Weighted average vesting(months)	70	40	48
Weighted average exercise price	$0.01	$7.00	$5.12

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The options expire 10 years after the date of grant. As of December 31, 2016, 22,666 of the outstanding options had vested with a weighted average exercise price of $3.61. The remaining outstanding options will vest over a weighted average period of 50 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2016 are as follow:

	April 12, 2016	October 19, 2016	Weighted Average
Risk free interest rate	1.22%	1.24%	1.23%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	60.0%	60.0%	60.0%
Expected life (years)	5.00	5.00	5.00
Fair value at grant date	$6.99	$3.59	$4.50

The Company recognizes stock-based compensation on a straight line basis over the options’ vesting periods Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be $118,706.

As of December 31, 2016, there was $870,875 of unrecognized share-based compensation expense. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 44 months.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and for the period from March 4, 2016 (inception) to December 31, 2016

The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. As of December 31, 2016, the issued and outstanding options have a weighted-average remaining life of 9.67 years.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest prorata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2016, 9,000 warrants had vested. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $62,920 and recorded that value as an adjustment to additional paid-in capital and as marketing expense. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

As of December 31, 2016, there was $125,831 of unrecognized share-based compensation expense. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 16 months.

Grant date	April 12, 2016
Warrants granted	27,000
Life (months)	24
Per share value	$6.99
Vested in 2016	9,000
2016 Marketing expense	$62,915

NOTE 7: RELATED PARTIES

Prior to the Company’s formation, development activities commenced and certain startup expenses were incurred. The expenses were paid out of a bank account controlled by a third party related to the Company via mutual ownership by one of the Company’s shareholders. All such expenses were allocated under the specific identification method as the Company has not yet commenced substantial operations to warrant the allocation of any common expenses. The Company did not share any expenses with the related party and management asserts that the allocation methodology used is reasonable and reflects management’s estimate of what the expenses would have been on a stand-alone basis. The expenses were funded by a loan from an investor directly to the related party. On March 31, 2016, a new convertible note was issued directly with the Company replacing the previous note to the related party and is now recorded as a convertible note on the Company’s balance sheet, as discussed in Note 4. These transactions have been recorded on the Company’s balance sheet and statement of operations for the period presented.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and for the period from March 4, 2016 (inception) to December 31, 2016

In May 2016, the Company purchased a vehicle from a related party company for $33,000, with the purchase price financed by the related party, payable in 12 equal monthly installments with an interest rate of 4.0%. As of December 31, 2016, the outstanding balance of the loan was $8,374. The Company also issued a note payable to this related party company subsequent to year end, which has since been repaid.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through June 14, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Option and Warrant Issuances

During 2017, the Company has approved for imminent issuance stock option and warrant grants for 29,800 shares of common stock with an exercise price of $7.47.

Next Step Regulation A Financing Offering

Many successive rounds of funding may be needed to achieve the Company’s long term goals. The Company is in the process raising money under  Regulation A as  a second crowdfunding round under the JOBS Act.  In this round, the Company has been enabled to raise up to $50 million.  As of May 2017, the Company has raised over $1,200,000 in commitments from over 2,000 investors and has received $750,000 of this commitment already.

See Independent Auditor’s Report

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on June 21, 2017.

Legion M Entertainment, Inc. /s/ Paul Scanlan By: Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Paul Scanlan

Paul Scanlan, Director

Date: June 21, 2017

/s/ Jeff Annison

Jeff Annison, Director

Date: June 21, 2017